# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Publix Super Markets, Inc., CIK 0000081061
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 3300 Publix Corporate Parkway, Lakeland, Florida (FL), 33811
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001351715

## Reporting persons
- Publix Super Markets, Inc. 401(k) SMART Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Florida (FL); sole voting power 277,904,966; shared voting power 0; sole dispositive power 0; shared dispositive power 277,904,966; aggregate amount beneficially owned 277,904,966 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Publix Super Markets, Inc.
Address of issuer's principal executive offices: 3300 Publix Corporate Parkway, Lakeland, FL, 33811

## Item 2. Person Filing
Name of person filing: Publix Super Markets, Inc. 401(k) SMART Plan
Address of principal business office or, if none, residence: 3300 Publix Corporate Parkway, Lakeland, FL 33811
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 277,904,966
Percent of class: 8.7%
Sole power to vote or to direct the vote: 277,904,966
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 277,904,966

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Participants in the 401(k) SMART Plan ("SMART Plan") have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company's common stock through the Publix Stock Fund offered under the SMART Plan, subject to certain limitations. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company's common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company's common stock and the proceeds from the sale of the Company's common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Publix Super Markets, Inc. 401(k) SMART Plan: /s/ Tina P. Johnson, /s/ Monica A. Allman, Tina P. Johnson/Trustee, Monica A. Allman/Vice President Benefits Administration (02/12/2026)